UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June — July 2007
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b) : 82-                    .)

SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1: Appointments of C. Enck and I. Desmet
EXHIBIT 99.2: Sincor Heavy Oil Operating Company to Become Mixed Company
EXHIBIT 99.3: Rosa Starts Production Offshore Angola
EXHIBIT 99.4: The 2007 Total Summer School Near Paris
EXHIBIT 99.5: Lindsey Oil Refinery, United Kingdom
EXHIBIT 99.6: Renewal of Total Gabon's Convention of Establishment
EXHIBIT 99.7: The Dolphin Gas Project Starts Production
EXHIBIT 99.8: 2nd Quarter 2007 Share Buy-Back

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: July 16, 2007	By :	/s/ Charles Paris de Bollardière

Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Appointments of Catherine Enck and Isabelle Desmet (June 18, 2007).

➢	EXHIBIT 99.2:	Sincor Heavy Oil Operating Company in Venezuela to Become Mixed Company (June 26, 2007).

➢	EXHIBIT 99.3:	A Technological Milestone — Rosa Starts Production Offshore Angola (June 29, 2007).

➢	EXHIBIT 99.4:	102 Students From 80 Universities Around the World are Attending the 2007 Total Summer School near Paris (July 3, 2007).

➢	EXHIBIT 99.5:	Total to Build Two New Units at the Lindsey Oil Refinery in the United Kingdom (July 4, 2007).

➢	EXHIBIT 99.6:	Republic of Gabon: Total Gabon’s Convention of Establishment Renewed (July 6, 2007).

➢	EXHIBIT 99.7:	The Dolphin Gas Project Starts Production (July 10, 2007).

➢	EXHIBIT 99.8:	Notice of Repurchase of Ordinary Shares of Total for the 2nd quarter 2007 (July 11, 2007).